                                     Exhibit I
                                     Translation from German
                                                       CA/gg
                                  May 11, 1994





                                 Certified Copy
                (without Powers of Attorney and issued prior to
                        final approval of the Contract)





                                 Notarial Seal





                                 Notarial Deed




                              of the notary public



                          Roland Klein, CH-4001 Basel





                           Notarial Deed No. 025/1994





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                               Notarial Document



Negotiated at Basel on May 3, 1994



Before me, the undersigned Notary Public, practising in Basel,

there appeared today.


1. Mrs. Stephanie Fehlmann, born October 3, 1971, Monthal AG in Bottmingen BL (Switzerland), secretary, personally known to the notary public, acting for Treuhandanstalt - insti-tution under public law - domiciled in 10100 Berlin, Leip-ziger Strasse 5-7 (hereinafter referred to as the "Seller"), on the basis of a power of attorney of May 3, 1994, the original of which was presented to the notary public and a certified copy of which is to be attached to this contract;


2. Mr. Gilbert Mott Manchester, born December 30, 1944 in Ohio/USA, Youngstown (USA), identifying himself by his US passport, acting as authorized proxy of Commercial Inter-tech Corp., a company under the laws of Ohio, with head offices in 1775 Logan Avenue, Youngstown, Ohio, 44501-0239 (hereinafter referred to as the "Buyer"), on the basis of a power of attorney dated April 25, 1994, which is attached to this contract.

     Mr. Gilbert Manchester stated that he is not reasonably
     fluent in the German language.   Therefore, the notarial
     deed was translated to him by the deponent.


3. Mr. Karl Heinrich Andres, Rechtsanwalt, Attorney at Law (California), born September 15, 1945 in Bad Kreuznach, identifying himself by his ID-card, with business address at Doser, Amereller Noack - Baker & McKenzie -, Kleist-strasse 23-26, D-10787 Berlin, who asserted that he is fluent in the English language. The notary public advised the deponent at 2) in English that he also can request a written translation. The deponent waived such right. The translator Mr. Karl Heinrich Andres declared that he is not generally sworn in as translator. All deponents, in par-





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     ticular the deponent at 2), waived their right to have the translator sworn in by the acting notary public. In addi-tion, the acting notary public verified the correctness of the translation within the scope of his own English lan-guage capabilities.


4. Mr. Otto Werner Lorenz, born November 7, 1940 in Grunau, residing in Chemnitz, identifying himself by his ID-card, acting as the managing director with sole power of rep-resentation of Sachsenhydraulik GmbH Chemnitz, domiciled in 09116 Chemnitz, Zwickauer Strasse 221 (hereinafter referred to as "Company No. 1"), presenting an excerpt from the Commercial Register of the Local Court of Chemnitz, HRB 1468, dated May 2, 1994, which shows his authority to rep-resent the above-mentioned company;


5. Mr. Michael Bachmann, Rechtsanwalt, born April 2, 1952 in Bernburg, with business address at Andrestrasse 7, 09112 Chemnitz, identifying himself by his ID-card, acting not in his own name but on the basis of a substitute power of attorney dated May 3, 1994, issued by the deponent at 3) who in turn acted for Hydraulik Rochlitz GmbH with business address at in 09306 Rochlitz, Poststrasse 3 (hereinafter referred to as "Company No. 2"), registered with the Com-mercial Register of the Local Court of Chemnitz, HRB 119, on the basis of a power of attorney dated May 2, 1994, which includes the right to issue substitute powers of attorney, which was presented to the notary public in its original and of which a certified copy is to be attached to this deed.

     Company No. 1 and Company No. 2 will be jointly referred to hereinafter also as the "Companies".


The persons appearing declared that they wished to conclude the following



                               Purchase Contract

for the parties represented by them.





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  Preamble


  The Seller is the owner of the only share of each Company.

  The share capital of Company No. 1 is DM 5 million. Company
  No. 1 was created through the transformation of the nationalised enterprise VEB Industriewerke Karl-Marx-Stadt. The objects of the Company are to develop, manufacture and sell hydraulic prod-ucts and pumps of any kind and description. The Company employed 264 people as per December 31, 1993, of which 8 were appren-tices.


  The share capital of Company No. 2 is DM 4 million. Company
  No. 2 was created through the transformation of the nationalised enterprise VEB Hydraulik Rochlitz. The objects of the Company are to develop, design, manufacture and sell hydraulic working cylinders. The Company employed 222 people as per December 31, 1993, of which 9 were apprentices.


  The Buyer will on the basis of this Contract acquire the Com-panies for the purpose of continuing and further developing their businesses as provided in this Contract (the "Core-Busi-nesses"). The Buyer has presented a corporate concept dated March 3, 1994 on the basis of which the enterprises of the Com-panies will be continued. To continue the Companies within 4 years after the Acquisition Date, the Buyer will invest DM 39 million in the enterprises of the Companies by the end of June 30, 1998, and save at least 366 full-time jobs, including apprentices.


              This having been said, the parties agree as follows:




                                  Section   1
                                 Share Purchase

  1. The Seller sells to the Buyer the only share of each Com-pany. The Buyer hereby accepts the sale.


  2. To perform its contractual obligations under subclause 1, the Seller hereby transfers





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           a)   the only share in Company No. 1) to the Buyer, which
                hereby accepts the transfer;

           b)   the only share in Company No. 2) to the Company No.
                1), which hereby accepts the transfer.

           The transfer of the shares will take effect on the date of the signing of this Contract (hereinafter referred to as the "Acquisition Date").




                                   Section  2
                            Purchase Price, Payment


     The purchase price for each share being sold is DM 1.00, i.e. in total DM 2.00 (in words: two German marks).


     The purchase price must be paid within 14 days of the notarial recording to the Seller's account no. 117 90 35 with Deutsche Bank AG, Berlin office, BLZ 100 700 00, the system no. 66702 and the reference THA Nr. 1130 and 1152 being indicated.




                                   Section  3
                          Speculation Clause/Transfer
                               of Excess Proceeds


     1. If the Companies sell any of the land defined in Annex 1 entirely or partially within six years of the Acquisition Date, the Buyer shall, as an increase of the purchase price, transfer to the Seller the full amount of the pro-ceeds in excess of the value shown in the annual accounts as per December 31, 1993. Annex 1 shows in detail how that value of land and buildings is attributable to the differ-ent pieces of land and parts thereof.


     2. All legal transactions of any kind intended to procure any third party to obtain direct or indirect ownership of, or a beneficial interest in rem in, the land being sold in-cluding the transfer of a majority interest in the Com-panies to a third party who was not previously a share-





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     holder, shall be regarded as a sale within the meaning of
     the preceding clause.  However, the transfer of shares in
     the Companies to affiliates of the Buyer (definition in Section 9 Subclause 2) or the merger of the Companies with such af-
     filiates shall be admissible.   A sale of land shall not be
     regarded as a sale within this meaning insofar as the pro-
     ceeds are reinvested within 6 months in the Company con-
     cerned, and left there. Such an investment must be an in-
     vestment within the meaning of Section 9 subclause 2, without such investments counting towards the amount to be invested according to Section 9 subclause 2. The above exception shall therefore apply only once the amount of DM 39 million has
     been invested.   The Buyer must show and prove that the
     conditions set out in sentence 3 have been fulfilled. Fur-thermore, transfers of the land defined in Annex 1 to af-filiates of the selling Company shall not be regarded as sales within the afore-mentioned meaning, provided that the full value of the land continues to be available as loan security to the business of the selling Company. If due to the transfer such business and the land are separated, this is to be ensured by authorising a land charge in favour of the Company continuing the business, in connection with the conclusion of the purchase contract, in the amount of the land value, and by applying for an appropriate entry in the Land Register and surrendering the mortgage certificate (Section 1117, Section 1192 BGB). The Buyer guarantees that, in cases of sentence 5, the obligations arising from Section 3 will be imposed upon the transferee or its successor in law, and any purchase price increase will be paid to the Seller.


3. If the agreed purchase price is lower than the market value, the amount by which the market value at the time of the sale exceeds the value referred to in subclause 1 shall be paid to the Seller as an increase of the purchase price.


4. If the parties cannot agree on the market value, it shall be determined by a land evaluation expert. If the parties cannot agree on the person of the expert, the expert shall be appointed by the Berlin Chamber of Industry and Commerce at the request of either party. The costs of the expert shall be borne by the partied pro rata their respective loosing.


5. The excess proceeds shall be due for payment on the notarial recording of the sale of the land, and shall bear





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     interest at a rate of 3% per year above the discount rate
     of Deutsche Bundesbank.


6. The purchase price increase shall not comprise value increases arising from the Buyer's or the Companies' expenses, in particular the contractually agreed invest-ments. Expenses covered by funds according to Section 11 shall not be taken into account. The land evaluation expert shall, if appropriate, state whether and if so to what extent value-enhancing expenses incurred by the Buyer or the Companies have increased the market value of the land.


7. The Buyer shall promptly inform the Seller of all circum-stances that could justify a claim to payment of an increased purchase price. Furthermore, through suitable instructions to the management of the Companies, the Buyer must ensure that the Companies will also promptly inform the Seller of the circumstances which could justify a claim to payment of an increased purchase price. The provision of
     Section  17 (1) shall remain unaffected.




                                   Section  4
                        Financial Regulations as between
                                 the Companies


1.   Company No. 1:

     a) The Seller undertakes, as a capital contribution, and with effect from before the time of the transfer of beneficial ownership of the share to the Buyer, to clear Company No. 1 of the debts to Deutsche Indu-strie- und Handelsbank in the amount of DM 1,330,098.00 and to Dresdner Bank AG in the amount of DM 209,304.00 as existing on December 31, 1993, plus interest, up to a maximum amount of DM 1,539,402.00 with interest thereon starting from January 1, 1994. In addition, there were on December 31, 1993 bank liabilities towards Dresdner Bank AG in the amount of DM 2,510.29. Dresdner Bank AG had opened for Company No. 1) a credit line at up to DM 3,520,000,00 for purposes of interim financing of outstanding accounts receivables from land sales. Concerned were a land sales agreement dated July 30, 1992/September 28, 1993





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          with B.F.U.-Finanz- und Unternehmensberatungs GmbH
          Regensburg (UR-Nos. 203/1992 and 434/1993 of notary public Koltermann, Berlin) and a land sales agreement dated August 31, 1992/March 1, 1993 with Clean Car Autoservice GmbH & Co. KG, Dusseldorf (UR-Nos. 93/1992 and 40/1993 of notary public Lautenschlager, Berlin). The Company at 1) has assigned such accounts receiv-ables to Dresdner Bank AG as security. The account receivable under the former contract was fully paid during the first calendar quarter 1994. The parties assume that these represent the entirety of the lia-bilities of Company No. 1) to banks as per December 31, 1993; should this assumption prove wrong then the Seller shall be obliged to also clear any additional debt of this kind.

     b) The Seller hereby releases, as a capital contribution and with effect from before the time of the transfer of beneficial ownership of the share to the Buyer, Company No. 1 from all shareholder's loans plus accrued interest owed on December 31, 1993, in par-ticular the loan granted in the amount of DM 56,460,000.00 (in words: fifty-six million four hun-dred and sixty thousand German marks) plus interest with effect from December 31, 1993, insofar as the Seller is not obliged to do so already because of the purchase of the land and of receivables of Company No.
          1. Moreover, the Seller releases Company No. 1 from all claims to suretyship remuneration that have not yet been discharged. The Company accepts the offer to conclude the release agreement.

     c) The other obligations of Company No. 1 shall remain unaffected. With regard to any liabilities towards the ORSTA-Hydraulik AG and its affiliates see the statements in Annex 0 (6 pages)


2.   Company No. 2:

     The Seller undertakes, as a capital contribution and with effect from before the time of the transfer of beneficial ownership of the share to Company No. 1, to clear Company No. 2 of all debts plus accrued interest which the Company owed to banks and other financing institutions on December 31, 1993, including those originating in the time before July 1, 1990 (so-called old debts), insofar as the Seller is not obliged to do so already because of the purchase of the land and of receivables of Company No. 2. The old debts





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     appear in the annual accounts as per December 31, 1993 with an amount of DM 15,543,000.00 (in words: fifteen million, five hundred and forty-three thousand German marks). The debt clearance shall be accomplished by the Seller's assum-ing all liabilities of the Company towards Deutsche Kredit-bank AG and by the Seller's seeking from Deutsche Kredit-bank AG the approval of such debt assumption. Until such approval has been rendered or if it is refused, Sec. 415 Subsec. 3 of the German Civil Code shall apply. The other obligations of Company No. 2 shall remain unaffected. Subclause 1 c Sentence 2 shall apply mutatis mutandis.


3. The Seller has issued the following guarantees for bank debt of Company No. 1:

     - towards Dresdner Bank AG, Chemnitz branch, in the amount of DM 1,696,000.00 with a term expiring on June 30, 1994 and in the amount of DM 14,980,000.00 with a term expiring on June 30, 1995 (the latter guarantee which is earmarked for investments, has not yet been utilized);

     - toward Deutsche Industrie- und Handelsbank AG in the amount of DM 1,304,000.00 with a term expiring on June
          30, 1994.

     The Seller shall partially repay such guarantees as per subclause 1 by assuming the guarantee of debt in a total amount of DM 1,539,402.00 including accrued interest up to the time of debt assumption. As for the rest, e.i. to the extent that Seller does not assume debt pursuant to subclause 1, the Buyer shall arrange that the Company No.
     1 obtains as quickly as possible, no later than until Sep-tember 30, 1994, a release by Dresdner Bank AG, Chemnitz branch, of the guarantor with regard to its obligations under the guarantee. Until such release, the Buyer shall indemnify the Seller upon first demand. Should the Sel-ler's release not be accomplished on time, than the Seller shall be entitled to reobtain a release from the guarantee within the scope of payments pursuant to Sec. 11.


4. On January 1, 1994, the Seller assumed joint and several liability towards Kreditanstalt fur Wiederaufbau (KfW) for obligations of Company No. 2 under a credit agreement for a credit of up to DM 7,083,000.--. Credit has not yet been drawn. After the Acquisition Date, Company No 2 and the Seller shall contact KfW to obtain a release of the Seller





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     towards KfW. As between the Seller and Company No. 2, in-
     ternally, the latter shall have sole liability.   Should a
     release of the Seller prove impossible, then the Seller shall be entitled to achieve a release from its liability by payment to KfW within the scope of Sec. 11.




                                   Section  5
                   Major Assets Not Taken Into Account in the
                          Purchase Price Determination


1. The parties agree in assuming that the Companies will retain title only to the real estate referred to in Annex
     1 (land and building), and that they do not own any further real estate, nor have any transfer claims in view of real estate according to the 5th regulations to implement the Treuhand Act or to other legal provisions. Furthermore, the parties proceed on the assumption that the Companies have no claims arising from subsequent evaluation clauses, spec-ulation clauses or employment or investment or similar clauses in land purchase or share purchase contracts con-cluded after July 1, 1990 for privatisation purposes (in particular no outstanding purchase price claims, subsequent purchase price increases, or contractual penalties).


2. Should this assumption prove to be erroneous, the Companies shall be obliged to promptly inform the Seller thereof, and without receiving any further consideration to transfer any such real estate not listed in Annex 1 without undue delay to the Seller or to a third party named by the Seller. The same shall apply if it turns out that the Companies own any patents, trade marks, copyrights, or other comparable rights that do not relate to the Companies' current fields of activity. Any transfer claims under the 5th Implementa-tion regulations or claims arising from the clauses referred to in the second sentence of subclause 1 above are hereby assigned as a precaution to the Seller, which accepts this assignment. The reorganization support granted by the Seller under this Contract shall constitute valuable consideration for this assignment. All transfer taxes and third-party costs necessary in connection with transfers under this Sec. 5 shall be borne by the Seller. Transfers shall be structured such that they cause no legal or tax disadvantages to the transferring Company.





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                                   Section  6
                                   Warranties


1. The Companies exist with legal validity. No comprehensive enforcement proceedings have been instituted with respect to the Companies. The Buyer is aware of the economic and financial situation of the Companies.


2.   The Seller is the sole owner of the shares being sold.
     These shares have not been pledged or assigned by way of
     security, nor are they subject to any option rights or
     rights of usufruct or limitations under the Bankruptcy
     Code, the Creditor's Avoidance of Transfers Act, or the
     Comprehensive Enforcement Regulations, nor are they subject
     to any other third party rights.   The legal relations
     between the parties in the event of any assertion of claims under the Law to Settle Open Property Questions are dealt with exhaustively in Section 8, and any such assertion of claims shall not constitute a violation of warranties.


3. The Companies are the sole owners of the land listed in Annex 1, and this land is not encumbered with any mortgages or other land charges or other third party rights which substantially restrict the land's usability for purposes of the Companies' business. The two pieces of land of Company No. 2) mentioned in Annex 1 under 1.1.1 B (Flurstuck 735,
     735a) shall be exempted from this warranty. Furthermore, the Companies are with one exception: (The Bosch machine) the owners of the fixed assets listed in Annex 2 (3 pages) which are not subject to any third-party rights. Sentence 3 of subclause 2 applies analogously. between January 1, 1994 and the date of signing of this agreement, the com-panies have not divested of any tooling machines which were reflected under the fixed assets in their balance sheets as of December 31, 1993, expect for machines listed in Exhibit 2 a (12 pages).


4. No further warranties are given with respect to the shares being sold or the assets or the legal relations of the Companies.


5. The parties cannot assert any rights against each other, on any legal grounds whatsoever, in view of a violation of ancillary or pre-contractual obligations, except in the





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     case of an intentional violation of the obligations of a
     party or of its organs or of the persons employed by such party in the performance of its obligations.




                                   Section  7
                  Legal Consequences in the Event of Violation
                      of Warranties, Liability, Limitation




1. If any of the warranties given in Section 6 are incorrect, the Seller must restore the situation that would exist if the warranties were correct. However, the Buyer's claims under sentence 1 can be asserted only if the amount of the claim exceeds DM 10,000.00 in any individual case, or the amount of all claims justified in view of either of the Companies exceeds DM 50,000.-- in total.


2. Any and all further claims going beyond the claims referred to in Section 7 (1), in particular damage claims and statutory cancellation rights, shall be excluded. Moreover, the amount of all claims regarding either Company shall be limited to DM 1,0 million.


3. All of the Buyer's claims under this Section 7 must be asserted against the Seller in writing no later than on December 31, 1995 unless otherwise agreed in this Contract. No claims can be asserted later. If duly asserted, these claims shall be time-barred 6 months after being asserted.


4.   Exempt from the restrictions of this Section  7 are all claims of the Buyer for performance or for indemnification under Section Section  4
     (1) and (2), 5 (2) (the last two sentences) , 8 (2), 10 (2),
     11, 13 and 14 of this Agreement.





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                                   Section  8
                     Legal Relations in the Event of Claims
           Under the Law to Settle Open Property Questions ("VermG")


1. The parties do not know of any notifications of retransfer claims according to the Property Law. The Seller made inquiries thereon with the competent authorities. The parties therefore believe that the sale and the transfer of the shares being sold do not constitute a violation of the restraint on disposition under Section 3 (3) VermG. The parties assume that claims according to the Property Law can also not be successfully asserted against the Companies, but that any claimants will be limited to compensation.


2. Should claims to retransfer of ownership based on the Prop-erty Law relating to land or buildings nevertheless be asserted against the Companies contrary to the parties' expectations, the Buyer shall promptly inform the Seller thereof. The Buyer shall then consult the Seller and defend the Companies accordingly against such claims. Should such claims be enforced against the Companies, the Buyer may demand compensation from the Seller in the amount of the value of the land in question and the buildings as shown in Annex 1. If the Buyer cannot reasonably be expected for economic reasons to continue the Contract after claims to retransfer of ownership have been implemented, the Buyer can also cancel the Contract instead of demanding compensa-tion. In the event of cancellation, the mutual performances shall be returned. Any further claims, e.g. to reimburse-ment of expenses or outlays, in particular for investments made, or damage claims, shall be excluded. However, any value compensation that may be paid according to the Prop-erty Law shall be for the Buyer.


3. Claims to a reduction of the purchase price or to the can-cellation of the Contract must be asserted in writing against the Seller within three months of the retransfer of ownership. Otherwise, the Buyer cannot assert any such claims. If duly asserted, these claims shall be time-bar-red 6 months after being asserted. In the case of public restitution claims according to Art. 21 (3), Art. 22 (1) sentence 7, Art. 26 and Art. 27 of the Unification Treaty, subclauses 1 and 2 shall apply analogously.





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                                   Section  9
                       Job Guarantee, Contractual Penalty


1. The Buyer undertakes to maintain at least 366 full-time jobs, including apprentices, at the Companies for a period of 3 years after the Acquisition Date. Part-time workers shall count on a pro rata basis in accordance with the regular working time under the applicable collective agree-ments. The number of full-time jobs and apprenticeships is calculated as the average of the number at the end of the annual quarters. The parties agree that this obligation represents a major factor in the conclusion of this Con-tract. They therefore agree on a contractual penalty to be paid if the Buyer fails to discharge or to fully discharge this obligation. In the event of partial or complete fail-ure to discharge this obligation, the Buyer must pay a contractual penalty of DM 24,000 per year of employment for every missing full-time job.


2. The Buyer further undertakes to invest DM 39 million in the enterprises of the Companies within 4 years after the Ac-quisition Date, and not to withdraw these investments. An investment within the meaning of this Contract is any ex-penditure which is capable of being used to improve the asset position and is allocated over a period of at least
     three years. Investments made on the basis of relations
     with an undertaking associated with the Buyer shall not
     count against this investment obligation, with the excep-
     tion of the investments described hereinafter. A building
     with an investment volume of approximately DM 13 million is to be built on the business premises of Company No. 2). It is intended to obtain an offer also from Commercial Intertech S.A., Luxembourg, an undertaking associated with the Buyer, for part of the work with an approximate value
     of DM 6,0 million. Should an order be placed, the investment shall - insofar as it is made on the basis of the relations with Commercial Intertech S.A. - count against the above investment obligation only to the extent that acquisition costs are reasonable. The assessment of reasonableness shall be based on Section 252 (1) No. 3, (4)
     Section  253 (2) 2,  (3) 2, Section  255 (1),  (2) HGB.

     Associated undertakings within the meaning of this Contract are the cases listed in Section 15 AktG (German Stock Corporation
     Act), but without limitation to undertakings domiciled in Germany. In the event of partial or complete failure to discharge this investment obligation, the Buyer undertakes





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     to pay a contractual penalty in the amount of 50% of the
     amount by which the investments made fall short of DM 39,0 million.


3. The Buyer undertakes to continue, or have continued by an affiliated Company, the business of the Companies for at least five years after the Acquisition Date, taking into account the above obligations. The Buyer undertakes to pay a contractual penalty of DM 500,000.00 per year in the event of a violation of the obligation to thus continue these undertakings.




                                  Section  10
                   Sale of Assets Not Required for Operations


1. The fixed assets listed in Annex 3 6 pages) will no longer be required for the business operations of the Companies. However, temporarily, the Companies may use some of the pieces of land free of rent. The assets no longer required have therefore been sold at their fair market value to the Seller on the basis of market value appraisals, and payment was made through a set-off against shareholders' loans or through the debt-releasing assumption of liabilities to banks. These assets were not taken into account in deter-mining the purchase price for the present purchase con-tract.


2. The Seller shall indemnify the Companies from and against all legal and tax claims and obligations which relate to land sold pursuant to subsec. 1 prior to the Acquisition Date and which lead to payment obligations of the Companies
     in excess of DM 50,000.--.   The provisions of the land
     purchase contracts of May 2, 1994 concluded between the Seller and the Companies shall remain unaffected.





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                                     - 16 -





                                  Section  11
                                 Financial Aid

1. The Seller hereby commits, in its capacity as sole share-holder, to grant to Company No. 1 non-repayable financial aid in the amount of DM 59,0 million to improve the Compa-nies' equity; an amount of DM 51,5 million out of this financial aid is designated as indemnification for operat-ive losses of the Companies expected for the first two years following the Acquisition Date. The claim cannot be assigned.


2. The financial aid shall be effected through a release from shareholder's loans granted to Company No. 1 and by payment to Company No. 1 of the remainder as follows:

     a) After January 1, 1994, the Seller had granted as a loan, by way of several instalments, a total of DM 14,9 million to Company No. 1. These payments do not
          contain any social plan contributions.   The Seller
          herewith releases Company No. 1 as capital contribu-tion from these loans and interest thereon. Company No. 1 herewith accepts such release.

     b) The remaining DM 44,1 million of the financial aid shall be provided to Company No. 1 as shareholder con-tribution of the Seller in instalments on the follow-ing terms:

               DM 15,100 million on May 31, 1994, however, not earlier than four weeks after this contract has become effective. A portion in the amount of DM 5,55 million shall be effected by the Seller ac-cepting an application by which the Company No. 1 in late April 1994 has applied for an increase of the shareholder's loan in the afore-mentioned amount. The Seller shall pay out the loan in the afore-mentioned amount until the end of May, and herewith releases the Company No. 1 from its obligation to repay and pay interest. The Com-pany No. 1 herewith accepts such release;
               DM 15 million on August 31, 1994;
               DM 10 million on March 31, 1995;
               DM  4 million on June 30, 1995.





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                                     - 17 -





     The different instalments can only be requested to be transferred to accounts of Company No. 1 to be named by the Buyer.

Furthermore, payment of the 2nd to 4th instalment shall be possible only if:

a) the Companies have neither applied for comprehensive enforcement measures nor are subject to such measures, and no application for the institution of bankruptcy proceedings has been dismissed for lack of assets, and

b) the obligations arising from Section 9 (1) have been dis-charged by the end of the calendar quarter preceding the payment dates set forth above.

Provided that the buyer proves that the conditions for payment have been fulfilled, payment shall be made within four weeks after such proof. A simple letter from a char-tered accountant that must not be older than 4 weeks shall be sufficient for such proof.


3. To the extent that the loan payments as referred to in subclause 2 lit. a) or the total cash balance of DM 16,4 million within the meaning of Section 266 (2) B IV HGB available on December 31, 1993 with the Companies (this does not reflect any funds provided by the Seller for purposes of funding a social plan) has been utilized

     -    to retire bank debt or pay interest thereon,

     -    to repay shareholders' loans or pay interest thereon,

     -    to pay costs allocated by the holding company,

     - for repairs, clean up cost, demolition, survey and legal expenses invoiced to the Companies by third parties and/or for investments of more than DM 100,000 in total concerning the land according to Annex 3 or comparable expenses invoiced by third parties for the Companies business activities which do not concern the core-business,

     -    all payments to the Seller

     then the financial aid referred to in subclause 1 shall be increased by the amount of funds so utilized. Any refund of interest paid by the Seller to the Companies shall, how-
     ever, be taken into account to correct the result of debt-release under Section 4 as well as any proceeds collected by the companies between January 1, 1994 and the Acquisition Date.
     The Buyer shall, at its expense, cause a CPA of its choice to audit the utilization of the afore-mentioned (loan and
     cash) funds. If the audit proves an increase or decrease of the financial aid ("adjustment") under this subclause 3,
     the Buyer shall submit to the Seller the audit report. The
     Seller shall then be entitled to have the utilization of
     funds audited, at its expense, by a CPA of its choice with-
     in 30 days of receipt of the Buyer's audit report. If both
     CPAs fail to agree, within a further 30 days, on a joint
     audit result, then a third CPA, who is to be appointed by
     the Institute of CPAs at either party's request, shall make a final decision as arbitrator. An increase of the finan-
     cial aid is payable within ten banking days after receipt
     by the Seller of the respective payment claim.  A reduc-
     tion, if any, shall be deducted from the next instalment
     then payable under Subclause 2.   If the Seller causes an
     audit to be made under this subclause 3, then payment shall be due within ten banking days after the date on which both
     CPAs agree on a payment claim or on which the third CPA determines such claim.




                                  Section  12
                        Granting of Shareholder's Loans,
                         Other Obligations of the Buyer


1. The Buyer undertakes, in its own name or through affiliates within the meaning of Sec 15 AktG, to grant to the Com-panies shareholder's loans in the total amount of DM 13,0 million within three months after all permits required under this Contract have been obtained, on the following terms. The shareholder's loans must have a term of at least five years, and must be interest-free for a period of at least 5 years after disbursement. The Buyer or the lender associated with the Buyer shall neither be entitled to have rights relating to assets of the Companies assigned or transferred to itself as security for the loan, nor be able to prematurely terminate the loans for important reasons in the event of any deterioration of the economic situation of the Companies.





                                                                              18
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                                     - 19 -





2. Should the Buyer not discharge the obligations arising from subclause 1 within four months after all permits required under this Contract have been granted, or have the loan repaid to itself prior to the expiry of the commitment period, or charge interest, the Buyer shall owe the Seller a purchase price increase in the amount not paid to the Companies contrary to the obligation under subclause 1, or prematurely repaid in full or in part, or paid as interest.


3. The Buyer and the Companies shall be obliged not to resolve to distribute dividends from assets of the Companies to the shareholders and/or to persons/undertakings close to them, nor to associated undertakings, for the business years up to and including 1998, nor to make any such dividend dis-tributions, unless they be profits earned.


4. Furthermore the Buyer and the Companies undertake for the time up to and including 1998 not to distribute any funds of the Companies from capital measures such as capital reductions to the shareholders or to any third party for shareholders' account.


5. No loans or suretyship or debt assumption or guarantees must be granted by the Companies to the Buyer, to undertak-ings associated with the Buyer, or to persons close to the Buyer (Section 15 AO, Section 1 AStG), prior to December 31, 1998; transactions of this kind between the Companies shall be permitted.


6. All relations between the Companies on the one hand and, on the other hand, the Buyer or undertakings associated with, or persons close to, the Buyer must be based on clearing prices admissible under tax law, i.e. as in an arm's length transaction.


7. The Buyer undertakes to raise the shareholder's loan ac-cording to subclause 1 to the extent that the Companies assume obligations by December 31, 1998 arising from the delivery of used goods capable of being capitalized, to the Buyer, any undertaking associated with, or person close to, the Buyer.





                                                                              19
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                                     - 20 -





8. In the event of a violation of the above obligations under subclauses 3 et.seq., the Buyer shall owe a purchase price increase equal to the amount which the Companies paid in violation of such obligations, for instance in the amount of a distribution made from funds other than profits earned, or in the amount of a loan granted contrary to this Contract. However, if relations are not transacted on an arm's length basis as provided in subclause 6, the Buyer guarantees that the Company concerned will be compensated for the disadvantage plus interest at the usual bank rates; in this case, the purchase price shall not be increased pursuant to sentence 1.





                                  Section  13
                               Social Plan Costs


1. The Seller undertakes to bear all social plan costs under the social plan of April 23, 1994, for a reduction of the work force to 387 employees, not including apprentices, by
     June 30,  1995.   No share of costs will be assumed in
     respect of any dismissals thereafter. The assumption of a share of costs shall also apply only in the case of the dismissal of staff already employed by the Companies on the Acquisition Date. In addition, the Seller shall, within the limits of the reduction of the workforce described above, pay the funds agreed under the social plan of April 23, 1994, for ABW GmbH, Leipzig, and ABS Werkzeug- und Textil-maschinenbau GmbH Chemnitz. In these cases, such funds shall be paid exclusively to the ABS company on presenta-tion of proof.


2. The Seller hereby releases the Companies from all condi-tional obligations for repayment of social plan subsidies.
     Amounts not utilized shall be repaid forthwith. The Com-panies hereby accept the release.





                                                                              20
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                                     - 21 -





                                  Section  14
                                 Contamination


1. Contamination is any pollution of the ground by contaminants from industrial or commercial use that repre-sent a danger to public safety and order.


2. The Buyer must join the application made by the Seller for a release from responsibility for environmental damage caused prior to July 1, 1990 under Article 1 Section 4 (3) Envi-ronmental Framework Law as amended by Article 12 of the Act to Remove Obstacles to the Privatization of Undertakings and to Promote Investments, and make all reasonable efforts to pursue the matter. This includes filing an objection or entering an appeal against an entirely or partially nega-tive release notice, provided there is a reasonable chance of success. The measures necessary in this connection must be agreed on with the Seller. The Seller shall bear costs only insofar as the application is entirely or partially rejected by a final and non-appealable decision. To the extent that the Land or a third party assumes any costs related to the proceedings to obtain a release, such pay-ments shall apply to the Seller's cost share. Any payments already made by the Seller shall be returned. The Seller supports the administrative agreement reached between the Federal Government and the Lander with respect to the apportionment of costs on the basis of the release accord-ing to the Environmental Framework Law.


3. Insofar as no release is granted, the following shall apply:

     a) The Companies shall invite tenders from at least three qualified experts for a risk study. The expert opin-ion must establish the extent to which there is a dan-ger to public safety and order, and determine the nature, scope, location, time and costs of measures that must be taken to meet this danger.

          The risk study is to be based on the assumption of an
          unchanged use of the land.   The choice of the expert
          will be agreed on with the Seller. If the contracting parties cannot agree, the expert shall be appointed by the President of the Federal Environmental Office at the request of either party. The parties shall each bear half of the expert's costs.





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
                                     - 22 -





b)   To put  into  effect  the measures  required by the
     expert, the Companies shall define performance spec-
     ifications to be accepted by the Seller.  On the basis
     of these performance specifications the Companies will
     obtain three offers from suitable undertakings.   An
     order will be placed if the Seller approves.   Such
     approval shall require at least detailed specificat-ions showing the nature and amount of costs and the due dates.

     The Companies will be the principal. The Seller shall according to an agreement between the Companies and the Seller be informed regularly of progress achieved through these measures and of the costs incurred. The
     Seller reserves the right to modify its payment obli-gations in the event of any deviations from the per-formance specifications. Acceptance of the measures shall be effected jointly by the Companies and the Seller on the basis of the performance specifications.
     The Companies shall at any time allow an inspection of all business papers relating to this.

c) In the event of imminent danger, the Companies must take immediate action. The Seller shall be promptly informed thereof. The consent of the relevant envi-ronmental authorities to the scope of the measures must be obtained promptly.

d) If the removal of any contamination takes place in connection with construction, a distinction shall be made between construction costs that would have been incurred anyway, and clean-up costs incurred in view of the contamination. Only such clean-up costs shall be assumed by the Seller.

e) The costs for the measures referred to hereinbefore shall be borne as follows:

     aa) the Companies a basic amount of DM DM 1,0 million in total;

     bb) costs in excess thereof up to an amount of DM 3,0 million in total: the Companies 20%, and the Seller 80%;

     cc)  the Seller any costs in excess of DM 3,0 million.





                                                                              22
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                                     - 23 -





  4. If any obligations are imposed by the competent authorities in connection with the release under the Environmental
       Framework Law, the above cost agreement shall apply analog-ously.


  5. Clean-up measures must be carried out as cost-consciously as possible under the prevailing circumstances. The Compa-nies' own expenses shall be refunded only if they are lower than third-party costs would be for the same measures.


  6.   The above clauses regulate the apportionment of costs in
       every respect.   In particular, there is no obligation to
       bear costs for the Companies' general administrative over-head, for hindrances or work stoppages and/or for lost profits.


  7. Claims on the basis of this provision must be asserted against the Seller, at least in principle, by December 31, 1995, failing which any later assertion of claims shall be
       excluded.   Such claims shall be time-barred six  months
       after being asserted in writing.





                                  Section  15
                              Patents, Trademarks


  1. ORSTA-Hydraulik AG has transferred 17 patents and the trademark Orsta to the Companies prior to the transfer of the Companies to the Seller as contribution to equity by notarial dees Nos. 572 - 589/1994 of Notary Public Dr. Ritter, Dresden.


  2. The Buyer knows that Hydraulik Markranstadt GmbH has a right to also use the ORSTA trademark until December 31, 1995.





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                                     - 24 -





                                  Section  16
                                 Merger Control


     The Buyer declares after a careful review that the merger need not be reported according to Section 24a GWB (German Act against Restraints of Competition) . The Buyer shall be obliged to notify the Federal Cartel Office at its own expense if necessary.




                                  Section  17
                                 Review Clause


1. The Buyer shall prove to the Seller at least once a year by June 30th at the latest, and for the last time on the expiry of the guarantee period in each case, that the con-tractual provisions relating to

     - the transfer of excess proceeds in the event of the sale of land and buildings according to Section 3,

     -    the job guarantee under Section  9 (1),

     -    the investment guarantee under Section  9 (2),

     -    the financial aid according to Section  11,

     - the granting of shareholder's loans, other obligations of the Buyer under Section 12, and

     -    social plan costs according to Section  13

     -    contamination pursuant to Section  14

     have been complied with, Proof must be provided in the form of a certificate by a chartered accountant. Furthermore, upon its reasonable request, the Seller must be given details necessary to check compliance with these provi-sions. Moreover, the Companies/Buyer must provide to the Seller the tax audit reports for the periods up to 1998 without being specially requested to do so to the extent they relate to the pricing of inter-Company transactions within the meaning of Section 12 subclause 6. If the tax audit report makes no reference to intercompany pricing, then such fact shall be confirmed in writing to the Seller by





                                                                              24
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                                     - 25 -





     the chartered accountant.   The conclusion of contracts
     which can trigger rights of preemption, repurchase rights or cancellation rights on the part of the Seller or payment of excess proceeds to the Seller must be reported to the Seller in time prior to conclusion. Each party shall bear its own costs.


2. Should the Seller become aware of any facts or circum-stances indicating that the Buyer and the Companies might not have discharged their obligations arising from this Contract, the Seller shall, in addition to the rights in connection with the Buyer's reports concerning implementa-tion, be entitled to have the facts and circumstances in question cleared up by auditors of its choice. The auditors must be allowed to make the investigations that they wish to make, and especially to make inspections and to see documents. The costs shall be borne by the Seller unless the suspicion that obligations have not been discharged is confirmed by the auditors. In this case, the Buyer shall bear the costs.




                                  Section  18
                                Final Provisions


1. Any change of, or addition to, this Contract including this written-form requirement must be in writing in order to be legally effective except where mandatory law imposes more stringent formal requirements.


2. Should any provision of this Contract be or become invalid or impracticable, the validity of the remaining provisions of this Contract shall remain unaffected thereby. The invalid or impracticable provision shall be deemed to have been replaced by a provision which to the furthest possible extent serves the economic purpose of the invalid or im-practicable provision. The same shall apply where the Con-tract turns out to contain a gap.


3. The sales tax incurred in connection with the conclusion and implementation of this Contract and the notary's fees shall be borne by the Buyer.





                                                                              25
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                                     - 26 -





4. This Contract shall supersede any and all earlier agree-ments reached on the subject matter of this Contract, and all such agreements are hereby cancelled.


5.   This Contract shall be governed by German law. The Regional
     Court of Berlin shall to the extent allowed by law have jurisdiction for all disputes arising in connection with this Contract or about its validity.




                                  Section  19
                              Condition Precedent

     This Agreement shall be subject to the condition precedent of its approval by the Seller. The notary public shall be
     notified of such approval.   In case such approval is not
     received by the notary public within one month after the notarization, then the approval is deemed to have been refused. Upon receipt of the approval by the notary pub-lic, the approval is deemed to have been received by all parties.




To certify this, this notarial deed, after having been read in German and continuously verbally translated by the deponent at
3) into the English language, has been approved by all depon-ents, including the deponent at 2) who declared that he had fully understood the translation and that he consented to this Agreement, and has been signed by such deponents, including the translator who by his signature certifies to have translated to the best of his ability, and by myself, the Notary Public, under my official seal.



Basel, this third May of 1994


(signatures)





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